[redacted]

09057115

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 052177

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Internet Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Frank H Ogawa Plaza Suite 210
(No and Street)

Oakland (City) California (State) 94612 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Beardsley 510.444.5240
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

SEC Mail Processing Section
FEB 27 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael Beardsley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Internet Securities, as of December 31 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Alameda
Subscribed and sworn (or affirmed) to before me this 11 day of FEB, 2009 by MICHAEL BEARDSLEY personallly known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Public

Michael W. Beardsley
Signature

President & CEO
Title

HOWARD LEONG
COMM. #1671793
NOTARY PUBLIC - CALIFORNIA
ALAMEDA COUNTY
My Comm. Expires June 28, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Internet Securities:

We have audited the accompanying statement of financial condition of Internet Securities (the Company) as of December 31, 2008, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors and, cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Internet Securities as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
February 24, 2009

We Focus & Care[SM]

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Internet Securities
Statement of Financial Condition
December 31, 2008

Assets

Cash	$ 16,350
Deposits with clearing organizations	10,100
Commissions receivable	17,673
Receivable from related party	81,547
Furniture & equipment, net	732
Deposits	405
Total assets	$ 126,807

Liabilities and Stockholder's Equity

Liabilities	
Accounts payable and accrued expenses	$ 15,403
Commission payable	14,526
Subordinated loan payable	17,746
Total liabilities	47,675
Stockholder's equity	
Common stock, no par value, 10 million shares authorized, 2.5 million shares issued and outstanding	2,500
Additional paid-in capital	255,319
Accumulated deficit	(178,687)
Total stockholder's equity	79,132
Total liabilities and stockholder's equity	$ 126,807

The accompanying notes are an integral part of these financial statements.

Internet Securities
Statement of Income
For the Year Ended December 31, 2008

Revenues	
Private placement income	$ 93,112
Commissions	63,248
Interest income	660
Other income	3
Total revenues	157,023
Expenses	
Commissions, trading fees, and floor brokerage	93,471
Professional fees	18,349
Communications	3,333
Interest	1,370
Occupancy	5,400
Other operating expenses	13,714
Total expenses	135,637
Net income (loss) before income tax provision	21,386
Income tax provision	800
Net income (loss)	$ 20,586

The accompanying notes are an integral part of these financial statements.

Internet Securities
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2008

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at December 31, 2007	$ 2,500	$ 255,319	$ (199,273)	$ 58,546
Net income (loss)	–	–	20,586	20,586
Balance at December 31, 2008	$ 2,500	$ 255,319	$ (178,687)	$ 79,132

The accompanying notes are an integral part of these financial statements.

Internet Securities
Statement of Changes in Liabilities Subordinated to the Claims of General Creditors
For the Year Ended December 31, 2008

	Subordinated debt
Balance at December 31, 2007	$ 17,746
Additions (Reductions)	–
Balance at December 31, 2008	$ 17,746

The accompanying notes are an integral part of these financial statements.

Internet Securities
Statement of Cash Flows
For the Year Ended December 31, 2008

Cash flows from operating activities:		
Net income (loss)		$ 20,586
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	$ 463	
Increase (decrease) in:		
Deposits with clearing organizations	(17)	
Commissions receivable	(12,933)	
Receivable from related party	(18,628)	
(Decrease) increase in:		
Accounts payable and accrued expenses	(10,082)	
Commission payable	7,120	
Total adjustments		(34,077)
Net cash provided by (used in) operating activities		(13,491)
Cash flows from investing activities:		–
Cash flows from financing activities:		
Net cash provided by (used in) financing activities		–
Net increase (decrease) in cash		(13,491)
Cash and at beginning of year		29,841
Cash at end of year		$ 16,350

Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
Income taxes	$ 800
Interest	$ 1,370

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Internet Securities (the "Company") was incorporated in the State of California on February 19, 1999. The Company operates as a registered broker/dealer in securities under the provisions of the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is an investment bank, online brokerage, and registered investment adviser. The Company provides investment banking services to companies which participate in high growth market segments within the communications technology, Internet, biotechnology, energy & water, software, and real estate industries. The Company's online brokerage and investment advisor divisions serve individuals, companies, and non-profit organizations. The Company offers consulting services in the areas of mergers and acquisitions, private equity underwriting, and equity research.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Furniture and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Furniture & equipment are depreciated over their estimated useful lives of three (3) years to five (5) years, respectively, by the straight-line method.

The Company receives fees in accordance with terms stipulated in its engagement contracts. Fees are recognized as earned. The Company also receives success fees when transactions are completed. Success fees are recognized when earned, the Company has no further continuing obligations, and collection is reasonably assured.

Note 1: <u>GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u> (Continued)

Securities transactions are recorded on a trade date basis with the related commission revenues and expenses also recorded on a trade date basis.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns filed on the cash basis of accounting. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

Deferred income taxes are provided under the Statement of Financial Accounting Standards No. 109. This standard provides a balance sheet approach to income tax accounting. The principal difference between the financial reporting and tax basis of the assets and liabilities is the rapid depreciation write off of fixed assets for taxes, and the carryforward of net operating losses to offset future income.

Note 2: <u>DEPOSIT WITH CLEARING ORGANIZATION</u>

The Company has deposited $5,100 with North American Clearing Inc. and $5,000 with White Pacific Inc. (RBC) as security for its transactions with them. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate.
For net capital purposes, the amount deposited with North American Clearing, Inc. is a non-allowable asset.

Note 3: <u>RECEIVABLE FROM RELATED PARTY</u>

The receivable from related party includes $81,547 that is due from officer. This receivable is unsecured, non–interest bearing and due on demand.

Note 4: FURNITURE AND EQUIPMENT, NET

The furniture and equipment are recorded at cost.

		Depreciable Life Years
Furniture & fixtures	$ 161	5
Equipment	341	5
Computers	8,244	5
Software	1,167	3
	9,913	
Less accumulated depreciation	(9,181)	
Furniture and equipment, net	$ 732	

Depreciation expense for the year ended December 31, 2008 was $463.

Note 5: SUBORDINATED LOAN AGREEMENT

The borrowing under the subordination loan agreement at December 31, 2008, are listed as follows:

Liabilities subordinated to the claims of general creditors:

No interest, due November 30, 2009	$ 17,746

The subordinated borrowing is covered by agreements approved by FINRA and is thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

Note 6: OCCUPANCY

Current year rent expense consists of the following:

Office rent	$ 5,400

Note 7: INCOME TAXES

The income tax provision for the year ended December 31, 2008, consists of California Franchise Tax Board minimum tax of $ 800. The Company used approximately $21,977 in available net operating loss carry overs to offset its current taxable income. This is not reflected in the financial statements as there was a 100% allowance previously recorded against the deferred tax asset created by the net operating loss carry overs.

The Company has available at December 31, 2008, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $24,027, that expire as follows:

Amount of unused operating loss carry-forwards	Expiration during year ended December 31,
$ 8,571	2020
27,579	2021
29,476	2022
23,517	2023
22,106	2024
28,675	2025
20,259	2026
$ 160,183	

A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

Note 8: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in whose counterparties primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends upon the creditworthiness of the counterparty or issuer of the instrument. To mitigate the risk of loss, the Company maintains its accounts with credit worthy customers and counterparties.

Note 9: RECENTLY ISSUED ACCOUNTING STANDARDS

For the year ending December 31, 2008, various accounting pronouncements or interpretations by the Financial Accounting Standards Board were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following Financial Interpretation ("FIN") and Statements of Financial Accounting Standards ("SFAS") for the year to determine relevance to the Company's operations:

Note 9: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

Statement Number	Title	Effective Date
FIN 48	Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109	After 12/15/07
SFAS 141(R)	Business Combinations	After 12/15/08
SFAS 157	Fair Value Measurements	After 12/15/07
SFAS 160	Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51	After 12/15/07
SFAS 161	Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133	After 12/15/08

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 10: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2008, the Company's net capital of $9,094, which was $4,094 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($29,929) to net capital was 5.24 to 1 which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Note 11: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $621 difference between the computation of net capital under net capital SEC rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 8,473
Adjustments:		
Accumulated deficit	$ (2,343)	
Non-allowable assets	2,964	
Total adjustments		621
Net capital per audited statements		$ 9,094

Internet Securities
Schedule I-Computation of Net Capital Requirements
Pursuant to Rule 15c3-3
As of December 31, 2008

Computation of net capital		
Stockholder's equity		
Common stock	$ 2,500	
Additional paid-in capital	255,319	
Accumulated deficit	(178,687)	
Total stockholder's equity		$ 79,132
Add: Liabilities subordinated to the claims of general creditors		
Subordinated loan		17,746
Total stockholder's equity and allowable subordinated liabilities		96,878
Less: Non-allowable assets		
North American clearing deposit	(5,100)	
Receivable from related party	(81,547)	
Furniture & equipment, net	(732)	
Deposits	(405)	
Total adjustments		(87,784)
Net capital		9,094
Computation of net capital requirements		
Minimum net capital requirements		
6 ⅔ percent of net aggregate indebtedness	$ 1,995	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 4,094
Ratio of aggregate indebtedness to net capital	5.24: 1	

There was a $621 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2008. See Note 11.

See independent auditor's report.

Internet Securities
Schedule II - Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
As of December 31, 2008

A computation of reserve requirement is not applicable to Internet Securities as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Internet Securities
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2008

Information relating to possession or control requirements is not applicable to Internet Securities as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Internet Securities

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2008

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the entity's financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
February 24, 2009

Board of Directors
Internet Securities:

In planning and performing our audit of the financial statements of Internet Securities (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.